MGO Certified Public Accountants

June 14, 2021

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Prince Edward Island Securities Office
Government of Newfoundland and Labrador Financial Services Regulation Division
Nova Scotia Securities Commission

Dear Sirs:

Re: Red White & Bloom Brands Inc. - Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors ("the Notice") issued on June 11, 2021 by Red White & Bloom Brands Inc. ("the Corporation").

Based on our knowledge of such information at this time, we agree with the information contained in the Notice, other than statements relating to the former auditor with which we have no basis to agree or disagree.

Yours very truly,

Macias Gini & O'Connell LLP

Macias Gini & O'Connell LLP
Chartered Public Accountants

cc: The Board of Directors, Red White & Bloom Brands Inc.